

August 11, 2010

<u>Via U.S. Mail</u>

Jianzhong Zuo
Chairman, Chief Executive Officer, President
LianDi Clean Technology Inc. c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re: **LianDi Clean Technology Inc.**
     Amendment No.4 to Registration Statement on Form S-1
     Filed: August 4, 2010
     File No.: 333-165755

Dear Mr. Zuo:

We have reviewed your registration statement and have the following comments.

<u>Note 13. Shareholders' Equity, page F-25</u>

1. We note your response to our comment four in our letter dated July 28, 2010; however, it appears to us that the amount allocated to the escrow shares should be accreted similar to a dividend to the Preferred Stock regardless of the probability of meeting your 2011 targets. It also appears that the period over which the accretion should take place began when the shares were issued. Please revise your filing to appropriately account for this discount and update your policy disclosures to reflect this change. If you determine that the impact on your March 31, 2010 financial statements, including earnings per share, is not material, please provide to us an analysis supporting your conclusion.

    You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

              Sincerely,

              Pamela A. Long
              Assistant Director

cc: David J. Levine, Esq. (Via Facsimile @ (212) 898-1184)
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154